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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X              Form 40-F __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

        This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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                                  ATTUNITY LTD



6-K Items
---------


1. Attunity Ltd Press Release re: Attunity Introduces Attunity Connect Studio - Bringing Ease of Use and Productivity to Legacy Integration dated May 28, 2003.



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                                                                          Item 1

Press Release                                              Source: Attunity Ltd.

Attunity Introduces Attunity Connect Studio - Bringing Ease of Use and Productivity to Legacy Integration

Wednesday May 28, 10:11 am ET

Attunity Connect 4.0 and the Attunity Connect Studio are Now Available

WAKEFIELD, Mass.--(BUSINESS WIRE)--May 28, 2003--Attunity Ltd. (NASDAQ: ATTU -
News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced the release of the Attunity Connect 4.0 and Attunity Connect Studio, an integrated GUI console for complete life-cycle management of legacy systems integration.

Source: Attunity Ltd.

[GRAPHIC OMITTED]

o View multimedia news release
------------------------------


The Attunity Connect Studio facilitates the design, configuration and management of adapters to legacy data sources and applications. With a market-leading level of ease of use, the Attunity Connect Studio enables enterprises to leverage their existing systems faster and with greater reuse.

Key highlights of Attunity Connect 4.0 and the Attunity Connect Studio include:

o Integrated GUI for adapter life cycle activities - The new Attunity Studio offers a single GUI console for adapter configuration, metadata management and testing, and runtime management. The integrated GUI improves productivity by providing a single look and feel to various life cycle activities and enabling the user to switch and move seamlessly between one task and another, working with multiple heterogeneous platforms and legacy systems.

o Enterprise wide adapter configuration - the Attunity Connect Studio provides a Configuration Management console that enables to easily define and configure adapters throughout the enterprise from a single point of view. The Configuration Manager console facilitates large installations, improves productivity and system manageability.

o Wizard based metadata import for legacy adapters - the Attunity Connect Studio provides a Metadata Import console that automates the harvesting and translation of existing metadata such as COBOL copybooks, into the Attunity Connect XML based metadata repository. With wizard-based Import Managers to legacy systems (e.g., CICS, IMS, VSAM, Tuxedo, etc.), the daunting task of defining metadata is now made simple, quick and repeatable.

o Metadata editors for adapters and events - the Attunity Connect Studio provides a Metadata Editing console that enables to view and fine-tune adapter metadata as well as perform tests to ensure the accuracy of the adapter setup. In the Metadata Console, the user can: (1) view and set-up relational data schemas for non-relational data sources; (2) define XML based data structures and interactions for adapters to legacy applications (e.g. COBOL, RPG) and (3) define XML based messages (i.e., events) to be received from legacy applications.

o Runtime management console - the Attunity Connect Studio provides a Runtime Management Console to manage the deployed and configured Attunity Connect adapters throughout the enterprise. This console brings all the necessary information into one console and enables remote control of the Attunity components greatly simplifying error identification, improving admin productivity and shortening support activities.

o New adapter to BEA Tuxedo - Attunity Connect 4.0 introduces an adapter to BEA Tuxedo making Tuxedo transactions/services available through the Attunity supported standard interfaces including JCA, COM, XML and SOAP. With this new capability, Attunity now offers a single adapter suite that covers all the major transaction systems including CICS, IMS, Pathway and Tuxedo.

o OEM/Branding Support - Industry leaders including Oracle, HP and SAP today license and embed Attunity Connect. The new Attunity Connect Studio was specifically designed to be easily embedded and extended, with OEM features including branding and silent installation.

"Attunity Connect is widely recognized as the best-of-breed middleware for legacy integration," said Dan Potter, vice president of marketing at Attunity. "Combined with the new level of productivity and ease that the Studio product offers, the Attunity Connect product line is an even more compelling choice for enterprises looking to do more with their existing information systems."

For more information on the Attunity Connect Studio and the Attunity Connect product family, contact Attunity at info@attunity.com or visit the Attunity website at http://www.attunity.com.

About Attunity Ltd.

Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications.

Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.

The Attunity Connect product family provides standards-based access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution. Attunity Connect makes legacy systems accessible through SQL and XML based interfaces including JDBC, ODBC, JCA, COM and SOAP.

Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

Copyright (C) 2003 Attunity Ltd. All rights reserved.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

o (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)


NOTE: A graphic is available at URL:
http://www.businesswire.com/cgi-bin/photo.cgi?pw.052803/bb3


________

Contact:
     Attunity
     Dan Potter, 781/213-5204
     dpotter@attunity.com

                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             ATTUNITY LTD
                                             ------------
                                             (Registrant)



                                            By: /s/Arie Gonen
                                                -------------
                                                Chairman




Date:  June 2, 2003